CUSIP No. 84264A102	SCHEDULE 13G	Page 1 of 13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SOUTHERN CONNECTICUT BANCORP, INC.

(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

84264A102

(CUSIP Number)

September 15, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84264A102	SCHEDULE 13G	Page 2 of 13

1.	Names of Reporting Persons.
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84264A102	SCHEDULE 13G	Page 3 of 13

1.	Names of Reporting Persons.
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84264A102	SCHEDULE 13G	Page 4 of 13

1.	Names of Reporting Persons.
Stilwell Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84264A102	SCHEDULE 13G	Page 5 of 13

1.	Names of Reporting Persons.
Stilwell Associates Insurance Fund of The S.A.L.I. Multi-Series Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84264A102	SCHEDULE 13G	Page 6 of 13

1.	Names of Reporting Persons.
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84264A102	SCHEDULE 13G	Page 7 of 13

1.	Names of Reporting Persons.
Stilwell Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84264A102	SCHEDULE 13G	Page 8 of 13

1.	Names of Reporting Persons.
Stilwell Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84264A102	SCHEDULE 13G	Page 9 of 13

1.	Names of Reporting Persons.
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 84264A102	SCHEDULE 13G	Page 10 of 13

ITEM 1.

(a) Name of Issuer:  Southern Connecticut Bancorp, Inc.

(b) Address of Issuer’s Principal Executive Offices:  215 Church Street, New Haven, Connecticut 06510

ITEM 2.

(a) Name of persons filing:  This amended statement is filed by Joseph Stilwell, Stilwell Associates, L.P., Stilwell Partners, L.P., Stilwell Offshore Ltd., and Stilwell Associates Insurance Fund of The S.A.L.I. Multi-Series Fund L.P. ("Stilwell SALI Fund"), in Mr. Stilwell's capacities as the general partner of Stilwell Partners, L.P., and as the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, L.P., and as the managing and sole member of Stilwell Management LLC, which has a managing agreement with Stilwell Offshore Ltd., of which Mr. Stilwell is also a director,  and as the managing and sole member of Stilwell Advisors LLC, which is the general partner of Stilwell SALI Fund (collectively, the “Reporting Persons”).

(b) Address of Principal Business Office: The business address of Stilwell Associates, L.P., Stilwell Partners, L.P., Stilwell Value LLC and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.  The business address of Stilwell Offshore Ltd., Stilwell Management LLC, Stilwell SALI Fund and Stilwell Advisors LLC is 315 Clocktower Commons, Brewster, New York 10508.

(c) Citizenship: Joseph Stilwell is a citizen of the United States. Stilwell Associates, L.P., Stilwell Partners, L.P., and Stilwell SALI Fund are organized under the laws of Delaware as limited liability partnerships.  Stilwell Value LLC, Stilwell Advisors LLC, and Stilwell Management LLC are organized under the laws of Delaware as limited liability companies.  Stilwell Offshore Ltd. is a company formed under the laws of the Cayman Islands.

(d) Title of Class of Securities: Common Stock, $.01 par value per share

(e) CUSIP Number:  84264A102

ITEM 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

NOT APPLICABLE

ITEM 4.  Ownership.

(a) Amount beneficially owned: As of September 15, 2011, the Reporting Persons do not, directly or indirectly, beneficially own any shares of Common Stock.

(b) Percent of Class: The Reporting Persons beneficially own 0% of the issued and outstanding shares of Common Stock.

CUSIP No. 84264A102	SCHEDULE 13G	Page 11 of 13

ITEM 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

ITEM 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

ITEM 8.  Identification and Classification of Members of the Group.

See Item 2.  The Joint Filing Agreement of the Reporting Persons is attached as Exhibit 1 to the original Schedule 13G filed March 5, 2010.

ITEM 9.  Notice of Dissolution of Group.

NOT APPLICABLE

ITEM 10.  Certifications.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 84264A102	SCHEDULE 13G	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    October 11, 2011

STILWELL PARTNERS, L.P.

/s/ Joseph Stilwell
By:	Joseph Stilwell
General Partner

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL VALUE LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell

STILWELL OFFSHORE LTD.

By:	STILWELL MANAGEMENT LLC
Manager

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

CUSIP No. 84264A102	SCHEDULE 13G	Page 13 of 13

STILWELL ASSOCIATES INSURANCE FUND OF THE S.A.L.I. MULTI-SERIES FUND L.P.

By:		STILWELL ADVISORS LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ADVISORS LLC

/s/ Joseph Stilwell
By:		Joseph Stilwell
Managing Member

STILWELL MANAGEMENT LLC

/s/ Joseph Stilwell
By:		Joseph Stilwell
Managing Member